UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Prairie Operating Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

739650109

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

555 Marin Street, Suite 140

Thousand Oaks, CA 91360

(310) 331-8480

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739650109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Investment Fund, Ltd. 98-0335509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

Sole Voting Power

843,354*

* common stock only (excludes 797,072 shares underlying Series D preferred stock, 292,472 shares underlying Series D “A” warrant and 292,472 shares underlying Series D “B” warrant)

	8.	Shared Voting Power
	9.

Sole Dispositive Power

843,354*

* common stock only (excludes 797,072 shares underlying Series D preferred stock, 292,472 shares underlying Series D “A” warrant and 292,472 shares underlying Series D “B” warrant)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
843,354*
* common stock only (excludes 797,072 shares underlying Series D preferred stock, 292,472 shares underlying Series D “A” warrant and 292,472 shares underlying Series D “B” warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
8.9%

14.	Type of Reporting Person (See Instructions)
CO

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CUSIP No. 739650109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital, LLC 95-4717240

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 384,160
	8.	Shared Voting Power
	9.	Sole Dispositive Power 384,160
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
384,160

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
4.054%

14.	Type of Reporting Person (See Instructions)
CO

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CUSIP No. 739650109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paul Kessler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,250* *common stock only (excludes shares underlying restricted stock unit)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,250* *common stock only (excludes shares underlying restricted stock unit granted)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
* (1)

14.	Type of Reporting Person (See Instructions)
IN

(1) Beneficial ownership representing less than 1% is denoted with an asterisk (*).

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CUSIP No. 739650109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital Advisors Profit Sharing Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,377
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,377
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,377

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
* (1)

14.	Type of Reporting Person (See Instructions)
CO

(1) Beneficial ownership representing less than 1% is denoted with an asterisk (*).

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CUSIP No. 739650109

The following constitutes Amendment No.16 (“Amendment No. 16”) to the Schedule 13D filed by the undersigned. This Amendment No.16 amends the Schedule 13D as specifically set forth herein. This Amendment No. 16 is only being filed to correct the number and percentage of shares of Common Stock beneficially owned by a Reporting Person following the event on December 29, 2023 that required the filing of Amendment No. 16. There have been no transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 15, and information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 16. Capitalized terms used but not defined in this Amendment No. 16 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3 is hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

Bristol Investment Fund, Ltd. (“Bristol”) received the Shares reported herein from the following sources: (i) upon conversion of all of its shares of Series A convertible preferred stock and exchange of all of its warrants to purchase Shares of the Issuer, pursuant to the Notice of Conversion and Notice of Warrant Exchange executed by Bristol and the Issuer in July 2013; (ii) from open market purchases in August and September of 2015; (iii) pursuant to the Securities Purchase Agreement by and between Bristol and the Issuer dated as of December 1, 2016 (the “December 2016 Financing”); (iv) upon the exercise of the Series B warrant issued pursuant to the December 2016 Financing; (v) pursuant to the Stock Purchase Agreement by and between Bristol and John Macaluso dated as of December 12, 2016 (the “JM Purchase Agreement”); (vi) pursuant to Stock Purchase Agreements with various investors entered into in April 2017 and May 2017; (vii) from open market purchases in December 2018, January 2019, June 2019, July 2019, August 2019, September 2019, December 2019, March 2020 and December 2020; (viii) in May 2023, in connection with the exchange of 12% senior secured convertible debenture issued pursuant to the December 2016 Financing (the “Original Debenture”), plus accrued but unpaid interest thereunder and a 30% premium, for, among other consideration, Shares; (ix) the purchase of shares in a private transaction on May 3, 2023; (x) in May 2023, upon the conversion of all of the shares of Series A Preferred Stock held by Mr. Kessler, including accrued but unpaid dividends thereunder, into Shares issued to Bristol; (xi) in September 2023, pursuant to a purchase agreement by and between Bristol and another investor, (xii) upon conversion of principal and interest due on a $1,000,000 debenture issued in May 2023, pursuant to a Notice of Conversion dated October 11, 2023, and (xiii) sale of 60,000 shares of common stock to an unaffiliated third party at $5.00 per share on December 29, 2023. Bristol Capital, LLC acquired 40,821 shares in September 2023 from another investor in exchange for consulting services rendered to such investor. Paul Kessler purchased the Shares reported herein on the open market (and received Series A preferred stock convertible into Shares as compensation for consulting services and unpaid Board fees). BCA PSP purchased the Shares on the open market. All of the shares reported herein have been adjusted to reflect the 1-for-28.5714286 reverse split effectuated by the Issuer on October 16, 2023.

Items 5 is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the filing of this Amendment No. 16 to Schedule 13D, (i) Bristol owns 843,354, Shares, which represents approximately 8.9% of the Shares outstanding, based on 9,475,315 shares outstanding as of December 5, 2023, (ii) Bristol Capital, LLC owns 384,160 Shares, which represents approximately 4.054% of the 9,475,315 shares outstanding as of December 5, 2023, (iii) Paul Kessler owns 3,250 shares, which represents less than 1% of the 9,475,315 shares outstanding as of December 5, 2023, and (iv) Bristol Capital Advisors Profit Sharing Plan owns 1,377 shares, which represents less than 1% of the 9,475,315 shares outstanding as of December 5, 2023.

(b)	Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. (“BIF”), manager of Bristol Capital, LLC (“BC”), and manager of Bristol Capital Advisors Profit Sharing Plan (“BCA PSP”), has the power to vote and dispose of the Shares owned by BIF, BC and BCA PSP, as well as the shares owned my Mr. Kessler himself. Mr. Kessler disclaims beneficial ownership of the Shares owned by BIF.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Shares of the Issuer during the last 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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CUSIP No. 739650109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2024

BRISTOL INVESTMENT FUND, LTD.

Paul Kessler, Director

By:	/s/ Paul Kessler

BRISTOL CAPITAL, LLC

Paul Kessler, Manager

By:	/s/ Paul Kessler

PAUL KESSLER, an individual

By:	/s/ Paul Kessler

BRISTOL CAPITAL ADVISORS PROFIT SHARING PLAN

Paul Kessler, Authorized Signatory

By:	/s/ Paul Kessler

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